UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Northern Oil and Gas, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

665531109

(CUSIP NUMBER)

D. Forest Wolfe

Angelo, Gordon & Co, L.P.

245 Park Avenue, 26th Floor

New York, NY 10167

Tel. No.: (212) 692-8220

COPIES TO:

Jason Daniel

Akin Gump Strauss Hauer & Feld LLP

2300 N. Field Street

Suite 1800

Dallas, TX 75201

(214) 969-4209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,507,527 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,507,527 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,507,527 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON* IA, PN

(1)

Consisting of 31,804,025 shares of common stock, par value $0.001 per share (“Common Stock”), of Northern Oil and Gas, Inc. (the “Issuer”) and the number of shares of Common Stock into which shares of 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (“Preferred Stock”) of the Issuer is convertible, subject to the limitations of the Conversion Cap (defined below).

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS AG Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,507,527 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,507,527 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,507,527 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON* PN

(1)	Consisting of 31,804,025 shares of Common Stock and the number of shares of Common Stock into which shares Preferred Stock, subject to the limitations of the Conversion Cap (defined below).

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS JAMG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,507,527 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,507,527 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,507,527 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON* OO

(1)

Consisting of 31,804,025 shares of Common Stock and the number of shares of Common Stock into which shares Preferred Stock is convertible, subject to the limitations of the Conversion Cap (defined below).

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Michael L. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,507,527 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,507,527 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,507,527 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON* IN, HC

(1)

Consisting of 31,804,025 shares of Common Stock and the number of shares of Common Stock into which shares Preferred Stock is convertible, subject to the limitations of the Conversion Cap (defined below).

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG Partners, L.P., a Delaware limited partnership (“AG Partners”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon (collectively with Angelo Gordon, AG Partners and JAMG, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, as amended by the Amendment No. 1 to Schedule 13D filed on October 21, 2019, Amendment No. 2 to Schedule 13D filed on November 5, 2019 and Amendment No. 3 to Schedule 13D filed on November 11, 2019 (the “Schedule 13D”).

This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is supplemented as follows:

The disclosure in Item 4 is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

As previously disclosed, the Backstop Parties entered into a Backstop Agreement on October 21, 2019. On November 4, 2019, the Backstop Parties consented to an amendment to the terms of the Consent Solicitation as set forth in certain supplements to the Offering Memorandum (as defined in the Backstop Agreement). On November 11, 2019, the Backstop Parties consented to an amendment to the terms of the Consent Solicitation as set forth in a supplement to the Offering Memorandum.

On November 20, 2019, the Issuer announced the successful completion of its consent solicitation and the final results of its exchange, tender and subscription offers. The Accounts provided consent to the indenture amendments and participated in the Exchange Offer, the Tender Offer and the Subscription Offer on account of their pro rata share of the Notes. In addition, in accordance with the Backstop Agreement, on November 21, 2019, the Accounts entered into the Preferred Stock Purchase and Sale Agreement (“Purchase Agreement”) pursuant which the Issuer exchanged additional Notes held by the Accounts for shares of Preferred Stock and the Accounts subscribed for additional shares of Preferred Stock up to the amounts set forth in the Exchange Offer and Subscription Offer. The Exchange Offer and the Subscription Offer, as well as the Accounts purchase of additional shares of Preferred Stock pursuant to the Purchase Agreement were consummated on November 22, 2019. The Accounts exchange of additional Notes for shares of Preferred Stock pursuant to the Purchase Agreement was consummated on November 25, 2019. The Purchase Agreement is Exhibit 99.2 to this Schedule 13D and any description thereof is qualified in its entirety by reference thereto.

As a result of the Exchange Offer, Subscription Offer and the Purchase Agreement, the Issuer accepted and exchanged $34,981,185 in aggregate principal amount of Notes from the Backstop Parties in exchange for 370,795 shares of Preferred Stock, and the Accounts purchased 528,564 shares of Preferred Stock for $100 per share for an aggregate purchase price of $52,856,400. After the closing, the Accounts currently hold $35,843,560 par value of the Notes and 899,359 shares of the Preferred Stock.

The shares of Preferred Stock may be converted into Common Stock at an initial conversion rate of 43.63 shares of Common Stock for each share of Preferred Stock. The Issuer does not have the right to effect a mandatory conversation of the Accounts’ shares of Preferred Stock and the Accounts do not have the right to convert shares of Preferred Stock, in each case to the extent that after giving effect to such conversion, the Accounts would beneficially own a number of shares of the Issuer’s Common Stock in excess of 9.99% of the aggregate number of shares of the Issuer’s Common Stock outstanding immediately after giving pro forma effect to the issuance of shares of the Issuer’s Common Stock upon such conversion (the “Conversion Cap”).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows.

(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 405,787,759 shares of Common Stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019 and the shares of Common Stock issuable upon the conversion of the Preferred Stock, as limited by the Conversion Cap.

Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 41,507,527 shares of Common Stock and the power to dispose of 41,507,527 shares of Common Stock, consisting of 31,804,525 shares of Common Stock held in the Accounts and 9,703,002 shares of Common Stock issuable upon the conversion of the Preferred Stock, as limited by the Conversion Cap. As the sole general partner of Angelo Gordon, AG Partners may be deemed to have the sole power to vote 41,507,527 shares of Common Stock and the power to dispose of 41,507,527 shares of Common Stock, as per above. As the general partner of AG Partners, JAMG may be deemed to have the sole power to vote 41,507,527 shares of Common Stock and the power to dispose of 41,507,527 shares of Common Stock, as per the above. As the managing member of JAMG and the chief executive officer of Angelo Gordon, Michael L. Gordon may be deemed to have sole power to vote 41,507,527 shares of Common Stock and the power to dispose of 41,507,527 shares of Common Stock, as per the above.

(c) Item 4 of this Schedule 13D is incorporated herein by reference. Except as disclosed herein, there have been no transactions in the shares of Common Stock during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein. The Purchase Agreement is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 99.2.	Preferred Stock Purchase and Sale Agreement, dated as of November 21, 2019, among Northern Oil and Gas, Inc. and the other signatories thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November 26, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2019

ANGELO, GORDON & CO., L.P.

By:	AG Partners, L.P. Its General Partner

By:	JAMG LLC Its General Partner

By:	MICHAEL L. GORDON Its Managing Member

By:	/s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

AG PARTNERS, L.P.

By:	JAMG LLC Its General Partner

By:	MICHAEL L. GORDON Its Managing Member

By:	/s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

JAMG LLC

By:	MICHAEL L. GORDON Its Managing Member

By:	/s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

MICHAEL L. GORDON

By:	/s/ Kirk Wickman
Kirk Wickman Attorney-in-Fact